Vuzix Corporation

25 Hendrix Road, Suite A

West Henrietta, New York 14586

May 4, 2023

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vuzix Corporation
Registration Statement on Form S-3
File No. 333-270311

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vuzix Corporation respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10 a.m., Eastern Time, on May 8, 2023, or as soon thereafter as possible.

Vuzix Corporation

By:	/s/ Grant Russell
Name:	Grant Russell
Title:	Chief Financial Officer